EXHIBIT n.4

December 20, 2010

Gabriela Martes

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 94111

Dear Gabriela,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 866.811.3908.

Thank you,

Sally Borg

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity. In the first nine months of 2010, venture capital backed companies received, in approximately 2,016 transactions, equity financing in an aggregate amount of approximately $18.0 billion, representing a 10% increase from the same period of the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size during the three-month period ended September 30, 2010 and 2009 was approximately $5.0 million. Overall, seed- and first round deals made up 35% of the deal flow in the three months ended September 30, 2010 and later-stage deals made up roughly 40% of all capital invested.

/S/ GABRIELA MARTES	Gabriela Martes, Global Venture Capital Service

December 21, 2010	Date

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